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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

        For the month of February 2004
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                                  Kookmin Bank
                                  ------------
                 (Translation of registrant's name into English)

             9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703
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                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X      Form 40-F ____
                                     ---
        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


        Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

        Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes _____        No  X
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Rumor on possible acquisition of Korea Investment & Securities or Daehan
Investment & Securities by the consortium between Kookmin Bank and a foreign securities company or an asset management company

On February 25, 2004, the Korea Stock Exchange requested Kookmin Bank to confirm the rumor on Kookmin Bank's possible acquisition of Korea Investment & Securities or Daehan Investment & Securities by the consortium between Kookmin Bank and a foreign securities company or an asset management company.

Upon this request, Kookmin Bank announced that although the issue is under review no official progress or decision has been made yet.

Kookmin Bank will disclose further information when it is available.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Kookmin Bank
                                       -----------------------------------
                                       (Registrant)



      Date: February 25, 2004          By: /s/ Ki-Sup Shin
                                       -----------------------------------
                                       (Signature)

                                       Name:  Ki-Sup Shin
                                       Title: Executive Vice President and
                                              Chief Financial Officer

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